UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

Comarco, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

200080109
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 724 Fifth Avenue, 9th Floor New York, New York 10019 (212) 508-5735
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	200080109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,350,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER		[_]

2,350,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,350,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	200080109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,350,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER		[_]

2,350,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,350,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	200080109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

15,500

8.	SHARED VOTING POWER

2,350,000

9.	SOLE DISPOSITIVE POWER

15,500

10.	SHARED DISPOSITIVE POWER		[_]

2,350,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,365,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	200080109

Item 1.	Security and Issuer.

Comarco, Inc. (the “Issuer”), Common Stock, $0.10 par value (the "Shares") Comarco, Inc. 28202 Cabot Road, Suite 300 Laguna Niguel, California 92677

Item 2.	Identity and Background.

	(a)	This Schedule 13D is being filed by Broadwood Partners, L.P. ("Broadwood Partners"), Broadwood Capital, Inc. ("Broadwood Capital"), the general partner of Broadwood Partners, and Neal C. Bradsher, the President of Broadwood Capital (each of Broadwood Partners, Broadwood Capital and Neal C. Bradsher may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

	(b)	Broadwood Partners is a Delaware limited partnership with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019. Broadwood Capital is a New York corporation with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019. Neal C. Bradsher is a United States citizen whose principal business address is c/o Broadwood Capital, Inc., 724 Fifth Avenue, 9th Floor, New York, New York 10019.

	(c)	The Shares reported herein are held in the name of the Broadwood Partners and Neal C. Bradsher, respectively.

	(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

	(e)	None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, Broadwood Partners may be deemed to beneficially own 2,350,000 Shares.

As of the date hereof, Broadwood Capital may be deemed to beneficially own 2,350,000 Shares.

As of the date hereof, Neal C. Bradsher may be deemed to beneficially own 2,365,500 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares for investment. Except as set forth below, the Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present board of directors of the Issuer (the “Board of Directors”) or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (g) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right at a later date to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Richard T. LeBuhn, Executive Vice President of Broadwood Capital, serves on the Board of Directors.

The Reporting Persons have been and may continue to be in contact with members of the Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to significantly increase shareholder value. Among these alternatives are improvements to the Board of Directors and management, as well as refinements to the Issuer's strategy that may improve its business focus, accelerate its progress with respect to its major growth opportunities, and realize the value of its non-strategic assets. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to shareholders, the Board of Directors and/or the management of the Issuer.

Item 5.	Interest in Securities of the Issuer.

	(a, b)	As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 2,350,000 Shares, constituting 13.9% of the Shares, based upon the 16,964,165 Shares deemed outstanding[1] as of June 14, 2017.

Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,350,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition 2,350,000 Shares.

Broadwood Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)

As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 2,350,000 Shares, constituting 13.9% of the Shares, based upon the 16,964,165 Shares deemed outstanding[1] as of June 14, 2017.

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,350,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,350,000 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)

As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 2,365,500 Shares, constituting 13.9% of the Shares, based upon the 16,964,165 Shares deemed outstanding[1] as of June 14, 2017.

Neal C. Bradsher has the sole power to vote or direct the vote of 15,500 Shares; has the shared power to vote or direct the vote of 2,350,000 Shares; has sole power to dispose or direct the disposition of 15,500 Shares; and has shared power to dispose or direct the disposition of 2,350,000 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

	(c)	On September 15, 2017, Broadwood Partners sold 1,548,636 Shares in a private transaction for $0.001 per share. The only other transaction related to the Shares by the Reporting Persons during the past 60 days is described in Item 6 below.

[1] This figure is based on information provided by the Issuer to the Reporting Persons, and includes 14,614,165 shares outstanding adjusted to reflect warrants currently held by the Reporting Persons that are exercisable by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 11, 2017, the Issuer and Broadwood Partners entered into a Subscription Agreement for Series A Convertible Preferred Stock (the “Subscription Agreement”) pursuant to which Broadwood Partners purchased 5,000,000 shares of the Issuer’s Series A Convertible Preferred Stock, no par value per share (the “Series A Preferred Stock”), at a purchase price of $0.10 per share.

The Subscription Agreement provides that, immediately upon the occurrence of any “Triggering Event” (as such term is defined in the Issuer’s Amended and Restated Certificate of Determination of Preferences of Series A Contingent Convertible Preferred Stock (the “Certificate of Determination of Preferences”)), each share of Series A Preferred Stock held by Broadwood Partners will automatically convert into one share of the Issuer’s common stock (subject to adjustment for stock splits and similar transactions). Further, the Certificate of Determination of Preferences provides if any of the shares of Series A Preferred Stock remain outstanding three years from the date of issuance, then on the date of that third anniversary, the Issuer will repurchase those outstanding shares of Series A Preferred Stock at $0.10 per share.

The Subscription Agreement also provides that, upon the earlier of (i) a Triggering Event, or (ii) immediately prior to the liquidation, dissolution or winding up of the Issuer, the Issuer will issue to Broadwood Partners warrants to purchase 18,026,500 Shares. Pursuant to the terms of the Issuer’s Form of Common Purchase Warrant (the “Form of Warrant Agreement”), the warrants, if issued, will have a term of eight years from the date of issuance and an exercise price of $0.05 per Share.

The foregoing was a summary of certain material terms of the Subscription Agreement, the Certificate of Determination of Preferences and the Form of Warrant Agreement. The foregoing descriptions are not, and do not purport to be, complete and are qualified in their entirety by reference to the full text of those documents, which have been filed as Exhibits B, C and D, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

Exhibit B: Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by the Issuer on September 13, 2017)

Exhibit C: Certificate of Determination of Preferences (incorporated by reference to Exhibit 3.2 to the Form 8-K filed with the SEC by the Issuer on September 13, 2017)

Exhibit D: Form of Warrant Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the SEC by the Issuer on September 13, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Broadwood Partners, L.P.*
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

Broadwood Capital, Inc.*

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
Neal C. Bradsher*

September 18, 2017

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Comarco, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 18th day of September, 2017.

Broadwood Partners, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
Neal C. Bradsher